Exhibit 99.1
Two Great Names.
One Important Mission.
For more than a decade, both VistaCare and Odyssey HealthCare have been working to meet the needs of hospice patients across the country. During this time, both organizations have earned the trust and respect of the communities we serve by providing high-quality hospice care to patients and their families facing a terminal illness.
Now, under the terms of a recently signed agreement, Odyssey HealthCare and VistaCare are looking to come together as one premier organization better equipped to meet the growing demand for hospice care and to build an unparalleled network of end-of-life care services. As we work to obtain regulatory approval and satisfy other conditions to the combination of our two companies, we will continue to operate as independent, stand-alone organizations.
“With this combination, we will not only redefine our individual organizations but also the way in which hospice care is provided,” says Bob Lefton, President and Chief Executive Officer, Odyssey HealthCare. “This is a landmark day, and it gives us a tremendous opportunity to deliver the hospice benefit to even more eligible patients with a growing network of hospice services. Ours is a future made possible by the exceptional people who are a part of Odyssey and VistaCare, and we look forward to giving these hospice specialists even more opportunities to succeed in our mission of caring.”
“This will be a coming together of like-minded organizations with a shared mission and a commitment to doing the right thing,” says Rick Slager, President, Chief Executive Officer, and Chairman, VistaCare. “By focusing on our people, our quality, and our mission, this new organization will strive to meet the greatest needs of all those who depend on us.”
Both organizations recognize that a transition of this size and magnitude will not happen overnight and are committed to “taking the time necessary to do things right.”
“We will bring together some of the very best hearts and minds in hospice to work toward a common purpose,” says Lefton. “Our commitment is to giving these individuals the tools and resources they need to build upon the past success of both organizations to provide for an even brighter tomorrow.
Regular updates will be provided throughout the course of this process and answers to key questions will be shared as soon as they’re available. In the meantime, questions should be directed to the leadership of your local VistaCare or Odyssey office or via e-mail to info@vistacare.com or mergerinfo@odsyhealth.com.
The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of VistaCare, Inc. (“VistaCare”). At the time the tender offer is commenced, Odyssey HealthCare, Inc. will cause its subsidiaries to file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to VistaCare’s stockholders. Investors and VistaCare security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by VistaCare with the SEC, because they will contain important information, including the various terms of, and conditions to, the tender offer. These documents will be available at no charge on the SEC’s Web site at www.sec.gov. The tender offer statement and the related materials (once they become available) may also be obtained at no charge from Odyssey HealthCare by directing a request to Odyssey’s Investor Relations department at (214) 922-9711, or Odyssey HealthCare, Inc., 717 North Harwood, Suite 1500, Dallas, Texas 75201, Attn: Investor Relations.

Merger At-A-Glance
As Odyssey Healthcare and VistaCare work toward building this new company, we will be looking to combine the very best of our two founding organizations. And while the details of this transition will evolve over time, both organizations emphasized that this would be a process focused on becoming the provider of choice, partner of choice, and employer of choice. Following are a few cornerstones of our shared vision — offered as a way of providing perspective on what you can expect as this process moves forward.
1.	Becoming the Country’s Premier Hospice.
Once the transition is complete, we will have established ourselves as one of the country’s largest and leading hospice organizations. You will see this in our growing number of hospice specialists who will care for more patients and families in more locations and communities. As we continue our mission-driven focus on caring for those who need us, this new hospice will uphold the legacy of service and outreach established by its founding organizations.
2.	Opening New Doors.
Our scope, size, and depth of resources means that we’ll be in a better position to take care of all who depend on us and to continue growing and maturing as a national leader in end-of-life care. This combination opens so many doors for our people and for our new organization, and it paints a very bright picture for the future of hospice care in the United States. It also means that our new organization will be able to:
•	Continue improving the quality of care for our patients and their families.

•	Offer our hospice services in even more communities.

•	Give our employees more opportunities for continued growth, advancement, and development.

•	Build a stronger, more efficient infrastructure to support our mission.

•	Strengthen our partnerships and relationships within the healthcare community.
3.	Keeping Our Focus.
We hope to complete the transaction by as early as late March, pending receipt of necessary regulatory approvals and the satisfaction of other conditions to the transaction. Until then, we will continue running our two organizations just as they are today. Once the transaction is completed, we will start working on the integration of our two organizations. This will be a significant undertaking, and we expect that this integration will be accomplished over the course of several months. We look forward to working together to build a new combined organization that can meet and exceed the needs of those we serve, and our goal throughout this process will be to minimize the amount of disruption for our patients, our employees, and the members of our referral community.
4.	Taking Exceptional Care of Our Patients.
We are committed to the exceptional delivery of compassionate, patient-focused hospice care. This means treating each patient and family according to their unique needs, and it means striving to set new standards for quality to exceed the expectations of those who trust us with their care. Again, our hope is for a smooth and seamless transition, and we will work to prevent any disruption to the care of our patients — including the members of their care team and the services they receive.
5.	Taking Exceptional Care of Our Staff.
Our employees are the heart and soul of what we do, and we are committed to maintaining a work environment that encourages new ideas, respects differences, rewards contributions, and values each and every team member. In doing so, we’re able to hire and keep the very best hospice specialists — and this translates into providing the best possible care for the patients and families we serve. Our goal is to continue growing our hospice team with those who share our commitment to excellence.